Montgomery, McCracken, Walker & Rhoads, llp attorneys at law
Don E. Felice Admitted in Pennsylvania, New Jersey	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109-1029 215-772-1500 Fax 215-772-7620	Direct Dial (215) 772-7385 dfelice@mmwr.com

September 6, 2013

Ms. Mary Cole

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Hirtle Callaghan Trust (“Registrant”)
File Nos.: 33-87762 and 811-08918
Preliminary Proxy Statement

Dear Ms. Cole:

This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our telephone conversation of September 5, 2013, with respect to Registrant’s Preliminary Proxy Statement filed on August 27, 2013.

For your convenience, we have summarized our understanding of the Staff Comment in bold typeface and set forth our response in the following italicized text.

1.	You asked that Registrant add additional disclosure in response to Item 22(c)(9) of Schedule 14A.

Response: Registrant has added the requested disclosure where appropriate.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (215) 772-7385.

Very truly yours,

/s/ Don E. Felice
Don E. Felice

cc:	Robert Zion
Colette Bull
Michael O’Hare

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